

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 24, 2023

Raymond Stevens, Ph.D.
Chief Executive Officer
Structure Therapeutics Inc.
601 Gateway Blvd., Suite 900
South San Francisco, CA 94080

      Re: Structure Therapeutics Inc.
           Registration Statement on Form S-1
           Filed November 17, 2023
           File No. 333-275651

Dear Raymond Stevens:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Joshua Gorsky at 202-551-7836 with any questions.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Life Sciences

cc: Charles S. Kim